January 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	VivoPower International PLC
Registration Statement on Form F-3
Filed December 23, 2025 File No. 333-292437

Ladies and Gentlemen:

On behalf of VivoPower International PLC (the “Company”), this letter will serve to withdraw the request for acceleration of the above-referenced Registration Statement filed as correspondence via EDGAR on January 8, 2026.

The Company is no longer requesting that such Registration Statement be declared effective at 4:30 p.m., Eastern Daylight Time, on January 9, 2026, and we hereby formally withdraw our request for acceleration of the effective date.

VivoPower International PLC

By:	/s/ Kevin Chin
Name:	Kevin Chin
Title:	Executive Chairman